Filed by Cable Design Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Belden Inc.

Commission File No: 1-12280

HOME BASE EMPLOYEE Q&A

February 5, 2004

To All Cable Design Technologies Employees:

Today, Cable Design Technologies (CDT) and Belden Inc. (BWC) are jointly announcing that we have agreed to merge the companies. The combined company, to be called Belden CDT, will be one of the world’s largest specialty electronics and network communications and copper cable companies.

This transaction is structured as a merger of equals, with Belden shareholders receiving two shares of CDT stock for every share they own. Current shareholders of Belden will own approximately 55% of the new company, and current shareholders of CDT will own about 45%.

Under the terms of the agreement, the board of directors will consist of five directors from each of the two companies. Bryan C. Cressey, the current Chairman of the Board of CDT, will assume that position in the combined company, and C. Baker Cunningham, currently the Chairman, President, and CEO of Belden will assume the position of President and CEO. I have agreed to take the position of Chief Integration Officer. George Graeber will assist me in this effort insuring that we properly integrate the two companies and achieve the many cost savings that this merger provides. The headquarters for Belden CDT, Inc. will be in St. Louis.

The management of the six main business divisions of Belden CDT will report directly to Baker Cunningham and will be equally split between CDT and Belden executives. The executives and their respective divisions are as follows: Peter Sheehan, currently Executive Vice President of CDT, will head Networking; Bob Canny, currently Vice

President of CDT’s Specialty Electronics segment, will head Specialty Products; David Harden, currently the President of West Penn Wire will continue to lead that division; Peter Wickman, currently Vice President, Operations and President, Belden Electronics Division will head Electronics Products; Larrie Rose, currently Vice President, Operations and President, Belden Holdings, will head Europe; Bob Matz, currently VP of Belden’s Telecommunication Division will lead Communications Products. Richard K. Reece, Belden’s Vice President, Finance and Chief Financial Officer, will hold the same position in the combined company.

The combination of CDT and Belden creates a major company in the cable and wire industry in the U.S. and worldwide. We have a large number of leading products in networking and specialty electronics, and jointly we own very strong franchises in West Penn Wire and Alpha. The combined company will have a number of leading brands recognized in U.S. as well as in Europe. The company will also be one of the largest in our segment with annual revenues of about $1.3 billion. Such a large enterprise will be a among the leaders in the marketplace and will provide significant opportunities to employees.

Through the merger of Belden and CDT, we plan to improve profitability for our shareholders and provide better value to our customers by reducing costs while maintaining the superior quality of our products and services. Once we have finalized specific integration plans, we will communicate them to you as soon as possible. Until regulatory approval has been provided and shareholders of both companies have approved the merger, CDT will function in the existing organizational and reporting structure. We anticipate the merger to be finalized sometime in the second quarter of 2004.

I am sure that each of you will have many questions, and we encourage you to contact your general manager for additional information. Please understand that there may be questions that we cannot answer at this time simply because details of the integration plan have not been finalized.

We are very excited about the future prospects of the combined company due to its leadership position in specialty electronics, copper cables and telecommunications. We are confident you will see an exciting future in the combined Belden/CDT corporation.

Sincerely,

Fred Kuznik

Forward-Looking Statements

This release contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden Inc. and Cable Design Technologies Corporation. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the Companies, competitive pressures, economic conditions in the U.S. and other countries where the Companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in the Belden annual report filed with the SEC on Form 10K on March 14, 2003, and the CDT annual report on form 10K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Additional Information and Where to Find It

CDT intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the proposed transaction. In addition, the Agreement and Plan of Merger, dated as of February 4, 2004 by and between CDT and Belden is on file with the SEC as an exhibit to the Current Report on Form 8-K filed by CDT on February 5, 2004, and is incorporated by reference into this filing. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from CDT at 1901 North Roselle Road, Schaumburg, IL 60195, or from Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.